Offering Statement for Swoon City Music LLC ("Swoon City Music")

The Company

1. **What is the name of the issuer?**

Swoon City Music LLC

Eligibility

2. **The following are true for Swoon City Music LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Ned Sedlak

Ned is the COO of Swoon City Music. Before founding SCM, he was the marketing director at Megaforce Records. He has extensive experience in marketing at independent music companies, including Glassnote and tinyOGRE Entertainment before Megaforce. He started his career at Warner Music Group in Los Angeles in the publishing and recorded music divisions. Work History: Megaforce Records, Director of Marketing, April 2013 - Jan 2016 Swoon City Music, COO and Co-founder, Jan 2016 - Present Institute of Audio Research, Adjunct Professor, April 2016 - November 2017

Mike Beck

Mike Beck has been producing and mixing music for the last 15 years. He has acted as a consultant or direct executive in designing over 4 fully-functioning audio production facilities in NYC. He founded his own studio 5 years ago called Refuge Recording in Carroll Gardens Brooklyn. Work History: Institute of Audio Research, Adjunct Professor, Jan 2015 - September 2016 Secret Society Music,

Owner, July 2007 - Present Swoon City Music, Chief Creative Officer and Co-founder, Jan 2016 - Present

Maureen Lloren

Maureen is the CEO of Swoon City Music. Previously, she oversaw the international department at Glassnote Music. Before holding that position, she helped found Glassnote's music publishing company Insieme. Previous to Glassnote, Maureen worked as a publishing coordinator at Denise Rich Songs. She is a graduate of NYU with a degree in Music Business. Work History: Glassnote Entertainment Group LLC, Head of International, Nov 2009 - September 2015 Institute of Audio Research, Adjunct Professor, October 2015 - November 2017 Swoon City Music, CEO and Co-founder, Jan 2016 - Present

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Maureen Lloren

Securities:	2,021,250
Class:	Class A Units
Voting Power:	36.8%

Ned Sedlak

Securities:	2,021,250
Class:	Class A Units
Voting Power:	36.8%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Swoon City Music is a record label and music publishing company, established in 2016. The company was founded by 3 industry veterans, combining their unique talents in A&R, production, marketing, and publishing. The founders have all had experience working with Grammy Award winning artists and albums. Our business model is to acquire copyrights to songs and records and maximize the financial return on those copyrights. Our revenue sources from those rights include record sales,

digital sales and downloads, digital streaming, licensing (visual media), merchandising, broadcast royalties, performance royalties, mechanical licenses, and foreign licensing. Our music is distributed by Caroline, a division of Universal Music, who assist with retail opportunities and promotions with physical and digital partners worldwide. Caroline also assists with licensing and other branding opportunities. In a fast paced and quickly changing landscape, Swoon City Music focuses on artists who forge new creative ground and, most importantly, who will last.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Swoon City Music LLC speculative or risky:**
   1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete planned talent acquisition, marketing and promotion to effectively generate revenue. The Company will require some future capital in order to continue to acquire copyrights and sign talent, and market and promote products. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.
   2. Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.
   3. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in the discovery and development of recording artists. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and market tastes and changing technologies. Because the Company is focused on artist development, the Company has not generated significant revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.
   4. The process of developing the Company's products requires significant research and legal costs, which is costly and does not necessarily result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
   5. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control

costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

8. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

The Offering

Swoon City Music LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $107,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   With the funds raised in this round we expect to continue to support marketing efforts of our current roster as well as expand through talent acquisition. The primary use of the funds is expected to be towards marketing which includes but not limited to radio promotion, digital and social media initiatives, tour support, asset creation (songs, albums, videos, photo shoots, graphic design). For our current roster, the costs here are expected to be relatively minimal, more for maintaining our efforts to date. The bulk of the raise will be used to market future roster talent in the above areas.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$107,000
Less: Offering Expenses	$490	$5,243
Net Proceeds	$9,510	$101,757
Marketing Current Roster	$5,000	$53,000
New Talent Acquisition	$4,510	$48,757
Total Use of Net Proceeds	$9,510	$101,757

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Swoon City Music LLC must agree that a transfer agent, which keeps records of our outstanding Class B Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ### Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Units	4,675,000	4,675,000	Yes	
Class B Units	825,000	220,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no warrants, debt, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has issued a perpetual waiver for Class B units that are offered for sale to investors so that the Class B units are not bound by the transfer restrictions in Articles III and IX of the Company's operating agreement. The Company acknowledges that the perpetual waiver enables the Class B units to trade without restrictions by the Company on the NetCapital trading platform or otherwise.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority security holder may decide to issue additional units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Our Operating Agreement can be amended by the holders of the Member Units. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may not have input on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

• The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per unit will be reduced

because of dilution, and the market price of our units, if there is a market price, could decline as a result of the additional issuance of securities. • If we repurchase securities, so that the above risk is mitigated, and there are fewer membership units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. • A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. • In the future we may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Swoon City Music LLC conducted within the past three years?**

Date of Offering:	05/2016
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$50,000
Use of Proceeds:	Talent acquisition, marketing roster

Date of Offering:	02/2016
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$110,000
Use of Proceeds:	Talent acquisition, marketing roster

Date of Offering:	10/2017
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$45,000
Use of Proceeds:	Talent acquisition, marketing roster

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    To date, we have raised $200k from angel investors. In 2016, we built our administrative infrastructure which included securing our distribution deal and signing our first artist. Our first commercial release came out in November 2016, the revenue from which hit our books in 2017. Our revenue in 2017 mainly came from digital sales and streaming, physical sales, and sync licensing. Our liquid assets include the copyrights we've acquired. We expect our cash flow and revenue to increase in 2018 and the years beyond as our catalog grows and accrues value. We plan to use proceeds from our Netcapital offering to acquire more copyrights and continue to exploit our current catalog. An investment, from Netcapital or other outside investors, will be necessary to continue and scale up. We have a small credit line which we primarily use to book travel for our artists.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    ## Taxes

Total Income	Taxable Income	Taxes Paid
$4,250	($138,683)	$0

    See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of**

securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the

United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Swoon City Music LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: We are Swoon City Music, a record label and music publishing company based in Carroll Gardens, Brooklyn. We founded Swoon City in January 2016, and have built the company on the philosophy of "artists first." In a fast paced and quickly changing landscape, we focus on artists who forge new creative ground, and most importantly, who will last. As a record label and music publishing company, our main objective at Swoon City is to acquire and exploit song composition and master recording copyrights. We find, develop and sell! Through the exploitation of our copyrights, we make money from record sales, digital streaming and downloads, synchronization licensing to TV, Film & Commercials, performing rights royalties and broadcast royalties. Additional revenue sources include touring income, merch sales and International licensing of our repertoire. What initially attracted us and still does to this day about Blond Ambition, is the stylish songwriting and evocative recordings. They instill an immediate and positive reaction from fans and partners alike. We released the debut full length, Slow All Over, in May 2017, garnering critical praise from KCRW, The FADER, Consequence of Sound, and many more. In December 2017, Billboard premiered a collection of rearranged album cuts and a previously unreleased B-side. 2018 will be a continued year of creation and releases, as Blond Ambition is currently hard at work on new material...

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: swooncitymusic.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.